Hilltop Holdings Inc.
200 Crescent Court, Suite 1330
Dallas, Texas 75201
Tel: 214.855.2177
Fax: 214.855.2173
www.hilltop-holdings.com
NYSE: HTH

November 20, 2008                                                                                               Via Facsimile & EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hilltop Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended June 30, 2008
File No. 001-31987

Ladies and Gentlemen:

Hilltop Holdings Inc., a Maryland corporation (the “Company”), hereby files via EDGAR with the United States Securities and Exchange Commission (the “Commission”) the following responses to the Staff’s comments in a letter to the Company, dated November 10, 2008.  For your convenience, we have repeated each comment prior to the response.  All references to page numbers in the discussion below are to the pages in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as originally filed with the Commission on March 17, 2008 (the “Form 10-K”).

Form 10-K for the Fiscal Year Ended December 31, 2007

Loss Development, pages 13-14

1.                                      Please refer to your response to our prior comment number one.  It does not appear that you have addressed our comment in its entirety.  Please provide in your disclosure a reconciliation explaining and quantifying the reasons for the differences between the statutory reserves as of December 31, 2007 (for ASIC and NLIC) and your total GAAP reserves of $18,091,000 as of December 31, 2007.  In addition, please revise your disclosure to include a ten year table presented in accordance with GAAP as required by Industry Guide 6 or disclose why it is impracticable to do so.

Response:              For purposes of clarification, the ten year tables appearing on pages 13 (NLIC) and 14 (ASIC) of the Form 10-K are presented in statutory format, which is the same as GAAP, net of reinsurance recoverable.

With respect to your request for a reconciliation of statutory reserves and GAAP reserves, we propose that prospectively the Company include the following table in its filings beginning with the year end 2008.

	Year Ended December 31,
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007		Total
Net liability - end of year (NLIC)	—	—	18	19	25	41	544	5,966	1,473	4,790	(a)	12,876
Net liability - end of year (ASIC)	—	—	(22)	7	28	8	189	288	590	1,435	(a)	2,523
Reinsurance recoverable	—	—	431	19	—	—	8	1,095	100	1,039		2,692
Gross combined liability - end of year	—	—	427	45	53	49	741	7,349	2,163	7,264		18,091

Note:

(a)  2007 net of amounts paid in 2007 of 47,601

By reconciling the original reserve, less the cumulative amount of net liability paid in the tables presented in the Form 10-K, and adding reinsurance recoverable to arrive at the gross liability on the balance sheet in the table above, we will be providing a ten year table presented in accordance with GAAP as required by Industry Guide 6 in our future filings.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Result of Operations, page 50

Critical Accounting Policies and Estimates, page 52

2.               With respect to part (a) of your prior comment two, please present the reserve by line of business for each year presented.

Response:      We respectfully request that the Commission accept the table below, as previously presented with the reserves by line of business identified at the top of the table.

		Special	Commercial	Other	Fidelity	All
Company	Homeowners	Property	Multiple Peril	Liability	&Surety	Lines

ASIC	$1,511	$1,199	$227	$913	$0	$3,850
NLIC	7,035	5,584	609	962	51	14,241
Consolidated	$8,546	$6,783	$836	$1,875	$51	$18,091

In conclusion, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any members of the Commission have any questions concerning the responses above or desire further information or clarification in connection therewith, he or she should contact Darren Parmenter (214) 855-2171 or Corey Prestidge at (214) 855-2181.

Very truly yours,

/s/ DARREN PARMENTER

Darren Parmenter
Senior Vice President

CGP:cgp

cc:                           Tabatha Akins

                                United States Securities and Exchange Commission

                                Corey Prestidge

                                Hilltop Holdings Inc.